Sparton Corporation (NYSE:SPA)

425 North Martingale Road

Suite 2050

Schaumburg, Illinois 60173

800.772.7866

www.sparton.com

May 11, 2011

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Sparton Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 8, 2010
File No. 001-1000

Dear Ms. Collins:

This letter is a response from Sparton Corporation (the “Company”) to the Staff’s comment letter dated April 27, 2011 with regard to the above filing. For your convenience, the Company has duplicated each of the Staff’s comments below and has numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K Fiscal Year Ended June 30, 2010

Item 1A. Risk Factors

“We are dependent on a few large customers….” page 10

1.	Comment: Consistent with your response to prior comment 2, please revise future filings to describe in further detail the nature of your relationships with the U.S. Navy, Siemens, Goodrich, and any other significant sources of revenue. See Item 101(h)(4)(vi) of Regulation S-K.

Response: The Company will enhance its disclosures in its June 30, 2011 Form 10-K and future filings to describe in further detail the nature of its relationships with the U.S. Navy, Siemens, Goodrich and any other significant sources of revenue.

Notes to the Consolidated Financial Statements

Note 9. Commitments and Contingencies, page F-24

2.	Comment: We note your response to our prior comment 7 where you indicate that additional losses, if any, “would most likely not be material” and yet you also state any “potential additional losses cannot be estimated.” Please confirm for us that the company has performed an analysis to determine if there are reasonably possible losses that may have been incurred related to the Coors Road property and that you continue to analyze this issue on a regular basis. Further, as a result of your analysis, tell us specifically whether it is reasonably possible that additional losses may have been incurred and if so either, (a) disclose the range of such losses; (b) state that such amounts could not be determined; or (c) assert that such amounts are not material.

Response: The Company performed an analysis as of June 30, 2010 to determine if its recognized liability related to the Coors Road property was sufficient. The Company performs this analysis at least annually with the next analysis scheduled to be conducted as of June 30, 2011. Upon further review of the Company’s most recent analysis conducted as of June 30, 2010, the Company has additionally concluded that it is reasonably possible, as that term is defined in ASC 420-20-20, that the Company may have incurred losses of up to approximately $1.1 million in excess of those already recognized by the Company at June 30, 2010.

With this in mind, the Company will adjust the third paragraph of the environmental remediation disclosure in future filings as follows (example as of March 31, 2011):

In fiscal 2003, Sparton reached an agreement with the United States Department of Energy (“DOE”) and others to recover certain remediation costs. Under the settlement terms, Sparton received cash and obtained some degree of risk protection as the DOE agreed to reimburse Sparton for 37.5% of certain future environmental expenses in excess of $8.4 million incurred from the date of settlement, if any, of which approximately $3.4 million has been expended as of March 31, 2011 toward the $8.4 million threshold. Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. Normally a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. Factors which cause uncertainties for the Company include, but are not limited to, the effectiveness of the current work plans in achieving targeted results and proposals of regulatory agencies for desired methods and outcomes. It is possible that cash flows and results of operations could be materially affected by the impact of changes associated with the ultimate resolution of this contingency. At March 31, 2011, the Company estimates that there is a reasonable possibility that future environmental remediation costs associated with the Company’s past operations at the Coors Road property, in excess of amounts already recorded and net of DOE reimbursement, could be up to $1.1 million before income taxes over the next approximately twenty years.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 847-762-5812 if you have any questions about the foregoing or need additional information.

Sincerely,

Sparton Corporation

/s/ Gregory A. Slome
Gregory A. Slome
Senior Vice President and Chief Financial Officer